Exhibit 12

Norfolk Southern Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2014	2013	2012	2011	2010
	($ in millions)

EARNINGS
Income from continuing operations before
income taxes as reported	$3,134	$2,965	$2,758	$2,918	$2,367

Add (subtract):
Total interest expenses (as detailed below)	592	576	546	504	517
Amortization of capitalized interest	11	12	10	9	8
Income of partially owned entities(1)	(46)	(51)	(45)	(39)	(43)
Total earnings	$3,691	$3,502	$3,269	$3,392	$2,849

FIXED CHARGES
Interest expense on debt	$545	$525	$495	$455	$462
Interest expense on unrecognized tax benefit	1	1	(1)	(9)	1
Other interest expense	11	11	10	12	16
Calculated interest portion of rent expense(2)	35	39	42	46	38
Total interest expenses	592	576	546	504	517

Capitalized interest	19	18	20	19	15
Total fixed charges	$611	$594	$566	$523	$532

RATIO OF EARNINGS TO FIXED CHARGES	6.04	5.90	5.78	6.49	5.36

(1) Represents undistributed income of equity investees included in income from continuing operations before income taxes as reported.
(2) Interest component of leases includes one-third of rental expense which approximates the interest component of operating leases.